Exhibit 21.1

Subsidiaries of the Company

     The following is a list of subsidiaries of the Company as of December 31, 2003, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	Place of Incorporation
Brunswick International Limited	Delaware
Leiserv, Inc.	Delaware
Life Fitness International Sales, Inc.	Delaware
Marine Power Europe, Inc.	Delaware
Sea Ray Boats, Inc.	Florida